SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                RYANAIR LAUNCHES 3 ITALIAN DOMESTIC ROUTES
             10 DAILY FLIGHTS FROM ROME TO ALGHERO, VENICE, VERONA

                       ROME BASE INCREASED TO 5 AIRCRAFT

Ryanair, Europe's No. 1 low fares airline today (Monday, 31st January 2005) announced the expansion of its Rome base to five aircraft and the launch of 10 daily domestic flights in Italy from Rome to Alghero, Venice and Verona, as well as 2 daily flights to/from Dublin with fares from just EUR4.99 - a fraction of Alitalia's high fares.

                     ROUTE              RYANAIR FARE    Start date
                 ROME - ALGHERO            EUR4.99       28th April
                 ROME - VENICE             EUR4.99       28th April
                 ROME - VERONA             EUR4.99       28th April
                 ROME - DUBLIN             EUR29.99      19th April

Announcing the new routes in Rome today, Ryanair's CEO Michael O'Leary said:

        "Ryanair's new low fare routes from Rome to Alghero, Venice and Verona and Dublin mean Italian consumers can now fly for a fraction of Alitalia's high fares and will benefit from Ryanair's No.1 punctuality and customer service.

        "Since 1998, Ryanair has slashed the cost of air travel for millions of ordinary Italians making flying affordable for all. In 2005, Ryanair will carry 10 m pax on 66 Italian routes sustaining 10,000 jobs in tourism.

        "Now Italian consumers will be able to enjoy Ryanair's unbeatable low fares at home bringing massive growth to domestic travel in Italy. So say arrivederci to Alitalia's high fares and get online from February 1st at www.ryanair.com to book your from EUR4.99 flights immediately".

Ends.                         Monday, 31st January 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
00 353 1 8121228              00 353 1 4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  31 January, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director